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EXHIBIT 12.1

iStar Financial
Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30, 2006	2005		2004		2003	2002	2001
Earnings:
Net income before equity in (loss) earnings from joint ventures and unconsolidated subsidiaries, minority interest and other items	$258,473	$273,783		$189,341		$260,832	$183,118	$191,686
Add: Fixed Charges	312,967	314,865		233,877		195,823	186,109	171,703
Add: Distributions of earnings of joint ventures	9,639	6,672		5,840		2,839	5,802	4,802
Subtract: Capitalized interest	(1,317)	(788)		—		—	(70)	(1,010)
Subtract: Minority interest (expense) in pre-tax income of subsidiaries that have not incurred fixed charges	(1,275)	(691)		(225)		—	—	—

Total earnings	$578,487	$593,841		$428,833		$459,494	$374,959	$367,181
Fixed charges:
Interest expense	$310,146	$313,053		$232,918		$194,999	$185,361	$170,121
Plus: Capitalized interest	1,317	788		—		—	70	1,010
Implied interest component on the Company's rent obligations	1,504	1,024		959		824	678	572

Fixed charges	$312,967	$314,865		$233,877		$195,823	$186,109	$171,703
Preferred dividend requirements	31,740	42,320		51,340		36,908	36,908	36,908

Fixed charges and preferred stock dividends	$344,707	$357,185		$285,217		$232,731	$223,017	$208,611
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.7x	1.7x	(2)	1.5x	(3)	2.0x	1.7x	1.8x
Ratio of earnings to fixed charges(1)	1.8x	1.9x	(2)	1.8x	(3)	2.3x	2.0x	2.1x

(1)
For the purposes of calculating these ratios, "earnings" consist of income from continuing operations before adjustment for minority interest in consolidated subsidiaries, or income or loss from equity investees, income taxes and cumulative effect of change in accounting principle plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing and discontinued operations (including amortization of original issue discount) and a reasonable approximation of the interest factor from our rent obligations in the periods presented.

(2)
Includes the effect of STARs asset-backed notes redemption charge of $44.3 million. Excluding this charge, the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges would have been 1.8x and 2.0x respectively.

(3)
Includes the effect of chief executive officer, chief financial officer and ACRE Partners compensation charges of $106.9 million, 8.75% Senior Notes due 2008 redemption charge of $11.5 million and, for the ratio of earnings to fixed charges and preferred dividends, preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of earnings to fixed charges and preferred stock dividends and the ratio of earnings to fixed charges would have been 2.0x and 2.3x, respectively.

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  EXHIBIT 12.1
iStar Financial Computation of Ratio of Earnings to Fixed Charges and Earnings to Fixed Charges and Preferred Stock Dividends